Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol – ARZ NYSE Amex Ticker Symbol – AZK U.S. Registration (File 001-31893) News Release Issue No. 21 - 2011

August 15, 2011
FOR IMMEDIATE RELEASE

GEORGE PASPALAS JOINS AURIZON AS CHIEF EXECUTIVE OFFICER;
DAVID HALL CONTINUES AS CHAIRMAN OF THE BOARD

Further to the Company’s announcement on June 27, 2011, Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to confirm that effective today, Mr. George N. Paspalas has joined the Company as its new President and Chief Executive Officer and as a member of the Company’s Board of Directors.  In addition, the Company confirms that Mr. David Hall, who has retired from his positions as President and Chief Executive Officer, will continue to serve the Company as Chairman of the Board.

“We are delighted to welcome George to the Aurizon team.” said Mr. Hall, Chairman.  “His strong leadership skills, combined with a successful track record of value creation and team building will contribute greatly in building the Company’s growth profile, establishing new opportunities and capitalizing on other strategic initiatives.”

Mr. Paspalas' career includes fourteen years in senior management positions, most recently as the Chief Operating Officer at Silver Standard Resources Inc.  Before joining Silver Standard, Mr. Paspalas held senior management positions with Placer Dome Inc., including Executive Vice-President and Senior Vice President Projects - Technical Development and as President and Chief Executive Officer of Placer Dome Africa.

 “We have greatly appreciated David’s leadership as President and Chief Executive Officer of Aurizon and are extremely pleased that he will continue to serve as the Company’s Chairman.” said Brian S. Moorhouse, the Board’s Lead Director.  “In his capacity as Chairman, David’s vast knowledge, expertise and leadership will continue to serve the Company well during this exciting new chapter in Aurizon’s history.”

Mr. Hall has been with Aurizon since its inception in 1988, and has served as the Company’s President and Chief Executive Officer since 1991.  He has been instrumental in developing the Company into a profitable gold producer with a strong portfolio of exploration properties.

Pursuant to the Company’s stock option plan, the Company has granted options to purchase up to an aggregate of 600,000 common shares of the Company exercisable at a price of $6.38, for a five year term with 25% vesting immediately and an additional 25% vesting on each of the first, second and third anniversary of August 15, 2011.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

News Release August 15, 2011 George Paspalas Joins Aurizon as Chief Executive Officer; David P. Hall Continues as Chairman of the Board	Page | 2

For further information, contact

FOR MORE INFORMATION CONTACT:
or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
Chairman: David P. Hall: – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West
Chief Executive Officer & President: George Paspalas: - 604-687-6600 Executive Vice-President & Chief Financial Officer: Ian S. Walton – 604-687-6600	Montreal, QC H3Z 3B8 Barry Mire: bmire@renmarkfinancial.com Matthew Planche: mplanche@renmarkfinancial.com Media: Guy Hurd: ghurd@renmarkfinancial.com
Investor Relations: Jennifer.north@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Email: info@aurizon.com Website: www.aurizon.com	Tel: (514) 939-3989 Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable.  However, forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including, without limitation those risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company’s website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.